THUNDER SWORD RESOURCES INC.

SUPPL

FINANCIAL STATEMENTS

SIX MONTHS ENDED APRIL 30, 2004
(Unaudited – see Notice to Reader)

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MORGAN & COMPANY
CHARTERED ACCOUNTANTS

NOTICE TO READER

We have compiled the balance sheets of Thunder Sword Resources Inc. as at April 30, 2004 and the statements of operations and deficit, and cash flows for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.

June 21, 2004

"Morgan & Company"

Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF ACPA INTERNATIONAL

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

THUNDER SWORD RESOURCES INC.

BALANCE SHEETS

(Unaudited – see Notice to Reader)

		APRIL 30 2004		OCTOBER 31 2003
ASSETS				
Current				
Cash	$	**2,855**	$	3,546
Accounts receivable		**2,096**		21,623
Inventory		**20,625**		21,189
Prepaid expenses		**1,402**		1,402
		26,978		47,760
Capital Assets		**30,069**		34,512
Interest In Mineral Properties		**82,627**		82,060
	$	**139,674**	$	164,332
LIABILITIES				
Current				
Accounts payable	$	**37,856**	$	39,766
Due to related parties		**623,774**		509,429
		661,630		549,195
SHAREHOLDERS' DEFICIENCY				
Share Capital		**3,703,249**		3,703,249
Deficit		**(4,225,205)**		(4,088,112)
		(521,956)		(384,863)
	$	**139,674**	$	164,332

Approved on Behalf of the Board:

"S. Naguschewski"
Director

"M. Goldstein"
Director

THUNDER SWORD RESOURCES INC.

STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED APRIL 30 2004	THREE MONTHS ENDED APRIL 30 2003	SIX MONTHS ENDED APRIL 30 2004	SIX MONTHS ENDED APRIL 30 2003
Sales	$ 2,595	$ 1,080	$ 2,595	$ 1,080
Cost Of Sales				
Inventory, beginning of period	22,420	26,126	21,189	18,789
Purchases	875	11,791	875	18,997
Freight out	517	286	517	417
Warehousing	1,293	1,250	2,524	6,590
	25,105	39,453	25,105	44,793
Inventory, end of period	20,625	37,366	20,625	37,366
	4,480	837	4,480	837
Gross Profit (Loss)	(1,885)	243	(1,885)	243
Administrative Expenses				
Advertising and shareholder relations	469	945	1,653	1,916
Amortization	2,415	2,691	5,004	4,891
Automotive and travel	4,732	3,192	17,204	6,484
Consulting fees	19,500	18,000	39,000	37,086
Filing and transfer fees	8,408	4,536	10,259	4,928
Interest	14,540	359	31,920	705
Meals and entertainment	1,550	-	1,550	-
Office and miscellaneous	11,914	10,432	22,802	22,066
Professional fees	5,216	2,544	5,716	3,244
Product research	-	-	100	122
	68,744	43,949	135,208	88,032
Loss For The Period	(70,629)	(43,706)	(137,093)	(87,789)
Deficit, Beginning Of Period	(4,154,576)	(3,961,930)	(4,088,112)	(3,917,847)
Deficit, End Of Period	$ (4,225,205)	$ (4,005,636)	$ (4,225,205)	$ (4,005,636)
Basic And Diluted Loss Per Share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Basic And Diluted Weighted Average Common Shares	6,014,647	6,014,647	6,014,627	6,014,627

THUNDER SWORD RESOURCES INC.

STATEMENTS OF CASH FLOWS
(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED APRIL 30		SIX MONTHS ENDED APRIL 30	
	2004	2003	**2004**	2003
Operating Activities				
Loss for the period	**$ (70,629)**	$ (43,706)	**$ (137,093)**	$ (87,789)
Adjustments for item not affecting cash:				
Amortization	**2,415**	2,691	**5,004**	4,891
Interest accrued	**13,804**	-	**30,270**	-
	(54,410)	(41,015)	**(101,819)**	(82,898)
Changes in non-cash working capital items:				
Accounts receivable	**-**	-	**19,527**	2,013
Inventory	**1,795**	(11,240)	**564**	(18,577)
Prepaid expenses	**-**	-	**-**	986
Accounts payable	**5,110**	2,661	**(1,910)**	5,272
	(47,505)	(49,594)	**(83,638)**	(93,204)
Investing Activities				
Purchase of capital assets	**(561)**	(6,558)	**(561)**	(6,558)
Interest in mineral property	**(567)**	-	**(567)**	-
	(1,128)	(6,558)	**(1,128)**	(6,558)
Financing Activity				
Due to related parties	**50,995**	56,981	**84,075**	100,228
Increase (Decrease) In Cash During The Period	**2,362**	829	**(691)**	466
Cash, Beginning Of Period	**493**	2,320	**3,546**	2,683
Cash, End Of Period	**$ 2,855**	$ 3,149	**$ 2,855**	$ 3,149

THUNDER SWORD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

SIX MONTHS ENDED APRIL 30, 2004
(Unaudited – see Notice to Reader)

1. BASIS OF PRESENTATION

The interim financial statements of Thunder Sword Resources Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended October 31, 2003. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's annual report for the year ended October 31, 2003.

2. RELATED PARTY TRANSACTIONS

The following summarizes the Company's related party transactions for the period:

a) Rent

During the six month period, the Company paid or accrued rent of $3,000 (2003 - $3,000) to a company controlled by a spouse of a director.

b) Management Services

During the six month period, the Company paid or accrued consulting fees of $30,000 (2003 - $30,000) to directors for management services.

c) Due to Related Parties

The amount due to related parties is owing to a director and a company controlled by a spouse of a director. The loans bear 10% interest per annum and are without specific terms of repayment. As at April 30, 2004, interest of $71,624 (2003 – $Nil) has been accrued.

Form 52-109FT2 – Certification of INTERIM/ANNUAL Filings during Transition Period

I, SIGGY NAGUSCHEWSKI, President of THUNDER SWORD RESOURCES INC., certify that:

1. I have reviewed the INTERIM/ANNUAL filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of THUNDER SWORD RESOURCES INC., (the Issuer) for the interim period ending APRIL 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: JUNE 23, 2004

"S. Naguschewski"

Siggy Naguschewski, President & CEO
THUNDER SWORD RESOURCES INC.

(CEO)

Form 52-109FT1 – Certification of INTERIM/ANNUAL Filings during Transition Period

I, MATTY GOLDSTEIN, DIRECTOR of THUNDER SWORD RESOURCES INC., certify that:

1. I have reviewed the INTERIM/ANNUAL filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of THUNDER SWORD RESOURCES INC., (the Issuer) for the interim period ending APRIL 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: JUNE 23, 2004

"Matty Goldstein"

Matty Goldstein, Director
THUNDER SWORD RESOURCES

MANAGEMENT DISCUSSION & ANALYSIS

REPORT TO SHAREHOLDERS
of
THUNDER SWORD RESOURCES INC.

For the six month period ending April 30, 2004

June 22, 2004

THE PERIOD'S OPERATIONS

Analysis of Financial Results

During the six-month period ending April 30, 2004 the Company continued in its search of sales opportunities for magnesium chloride and other related products and looked for ways to finance the Pilot Harbour work program.

During this period cash remained a limited resource. Operating costs continue to be funded by loans from Directors. The Directors intend to continue to fund the Company's operations until such time that financing can be arranged or the sales of the product will provide a proper cash flow.

As a result of the lack of cash, management continues to keep overhead costs as low as possible. The day-to-day activities of the Company were attended to by Company Directors Matty Goldstein and Siggy Naguschewski. Management fees were payable to these individuals as compensation for their efforts.

Expenses for the period were generally comparable to the same period of last year.

Included in consulting and management fees are amounts paid (or payable) to directors. The amounts paid are amounts meant to approximate the equivalent arm's length value for the services provided.

BUSINESS ACTIVITIES

In our news release of May 13/04 the Company announced that MAS Capital Inc. has informed the Company that the first phase of prospecting and trenching to re-establish four former gold showings at our Pilot Harbour, Ontario site, with the most notable of these the V.G. Occurrence, which has an average grade of 0.461 OPT Au over a strike length of 650 feet, has been completed. Final results of the analysis will be confirmed shortly.

In our news release of June 4/04 the Company had to announce that under the terms of the property option agreement, MAS Capital Inc. was granted an option to acquire up to 50% of the Company's interest in the Wawa claims. In consideration of this option, MAS Capital Inc. was required to pay the sum of $15,000 upon execution of the agreement. It has not made this payment.

MAS Capital Inc. was also required, but has provided no invoices or reports to the Company, as it was required to do under the terms of the agreement. The Company has also learned that samples taken by MAS Capital Inc. from the claims may have been contaminated due to the failure of MAS Capital Inc. to remit them for analysis in a timely way. As a result of this and other conduct, the Board has taken action to terminate the property option agreement.

The management is also announcing the continuing development and expansion of our magnesium chloride products featuring magnesium chloride that is unique in its purity and effectiveness. We are now starting our summer program, using magnesium chloride as a cost effective and environmentally friendly dust control agent. Additionally, after three years of research, we are proud to say that our fertilizer program will soon move into the production and marketing phase.

INFORMATION REGARDING: MAGNESIUM CHLORIDE

The magnesium chloride comes from the Geermu Property, located just a few km from the City of Geermu in the Caerhan Salt Lake area of China. Caerhan Salt Lake is one of the largest salt lakes in the world. It contains mainly sodium chloride, potash and magnesium chloride. Potash has been used as fertilizer for a few decades. The magnesium is in the tailings and ready to be used. The grade of magnesium chloride is 46%.

Magnesium chloride has proven to be one of the most effective solutions for highway de-icing and dust control and numerous other applications. It has also proven to be economically attractive. Researchers at the University of Colorado report that they found no cause for environmental concern. Independent studies by the U.S. Dept. of Agriculture also report that magnesium chloride is one of the least harmful of all common de-icers to vegetation and ground water.

INFORMATION REGARDING: PILOT HARBOUR

The Pilot Harbour property, which comprises 42 claims, (672 hectares) is located only 4½ miles SW from the Eagle River property, in the Mishibishu Lake area in Ontario, which is presently being mined by River Gold Mines Ltd.
The Pilot Harbour property showed soil samples of 2,000 ppb (about 0.06 oz/ton Au) and chip samples revealed gold values ranging from 0.10 oz/ton Au to 3.4 oz/ton Au.

INVESTOR RELATIONS ACTIVITIES

There were no investor relations' activities undertaken during the period.

We will keep you informed on future developments as they occur via news releases and/or Quarterly Shareholder Reports.

On behalf of the Board of Directors I extend our sincere appreciation for your continued commitment, confidence and support. Thank you.

"S. Naguschewski"

S. Naguschewski, President
THUNDER SWORD RESOURCES INC.